Exhibit 1

Annual Information Form for the fiscal year ended May 28, 2005.

THE JEAN COUTU GROUP (PJC) INC.

ANNUAL INFORMATION FORM

Financial year ended May 28, 2005

August 9, 2005

TABLE OF CONTENTS

ITEM 1. Corporate Structure	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
ITEM 2. General Development of the Business	3
History and Profile	3
Principal Development and Acquisitions of the Last Three Years	3
ITEM 3. DESCRIPTION OF ACTIVITIES	5
Industry	5
Jean Coutu (Canada)	7
Jean Coutu (USA)	12
Human Resources	17
Trademarks	18
Economic and Competitive Environment	18
Risks Factors	18
ITEM 4. Dividends	18
ITEM 5. Capital Structure	19
Class A Subordinate Voting Shares and Class B Shares	19
Class C Shares	21
Senior Notes	21
ITEM 6. Market for the negotiation of securities	22
Trading Prices and Volumes	23
ITEM 7. Directors and officers	23
Directors	23
Officers	23
ITEM 8. Litigation	26
ITEM 9. Interest of Informed Persons and Other Persons in Material Transactions	26
ITEM 10. Trust Agent and Registrar	26
ITEM 11. Material Contracts	27
ITEM 12. Name of experts	29
ITEM 13. Audit Committee disclosure	29
Charter	29
Composition of the Audit Committee	33
Relevant Education and Experience	33
Policies regarding services rendered by auditors	35
Remuneration of auditors	35
ITEM 14. Additional Information	36

Unless the context indicates otherwise, the use in this Annual Information Form of the terms “our” and “we”, the “Company”, the “Jean Coutu Group” collectively refer to The Jean Coutu Group (PJC) Inc. and barring contrary requirements or indications, to its subsidiaries.

The Annual Information Form, which follows focuses on the fiscal year of The Jean Coutu Group (PJC) Inc., ended May 28, 2005.

Forward Looking Statements

This Annual Information Form contains certain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Any statement in this report not based on historical fact may be deemed a forward-looking statement. When used in this report, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. Such statements are not guarantees of the future performance of the Jean Coutu Group or its industry and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Jean Coutu Group or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.                Corporate Structure

Name, Address and Incorporation

The Jean Coutu Group (PJC) Inc., which has its head office at 530 Bériault Street in Longueuil, Quebec, was incorporated on June 22, 1973, under the name Farmico Services Inc. (in French, Services Farmico inc.), under Part I of the Companies Act (Quebec). On January 24, 1979, the Company obtained supplementary patent letters to modify its authorized capital stock.

On January 27, 1986, the Company was continued under Part IA of the Companies Act (Quebec) by means of a certificate of continuation. At the time of its initial public offering, the Company by-laws were modified by certificates of amendment dated August 8, 1986, and October 9, 1986, in order to:

•       change the Company’s name to The Jean Coutu Group (PJC) Inc. and, in French, Le Groupe Jean Coutu (PJC) inc.;

•       modify the structure of authorized and issued capital stock;

•       change the designation of the shares offered to Class A subordinate voting Shares.

On March 4, 1992, on September 29, 2000 and on September 25, 2002, the Company modified its statutes and proceeded, each time, to split its shares on a basis of two new shares for each existing share.

Intercorporate Relationships

As of May 28, 2005, our only subsidiary, which represented more than 10% of our consolidated assets or more than 10% of our consolidated sales and operating revenues, was The Jean Coutu Group (PJC) USA, Inc., incorporated under the laws of Delaware on August 6, 1986. This company, which is wholly owned by us and whose head office is in Warwick, Rhode Island, specializes in retail sales through a network, which comprises 1,922 Brooks and Eckerd corporate pharmacies as of May 28, 2005, warehousing and distribution.

ITEM 2.                General Development of the Business

History and Profile

The Jean Coutu Group is one of North America’s largest organizations specializing in the distribution and retailing of pharmaceutical and parapharmaceutical products.

The Company dates back to 1969, when Jean Coutu, co-founder and current Chairman of the Board, opened a first retail outlet. He introduced an innovative formula to the retail pharmaceutical and parapharmaceutical sector, featuring low prices on a wide range of products, superior customer service and extended business hours. Four years later, in 1973, the Company started up the current franchise system and became organized to act as wholesaler/distributor for the network by acquiring a first warehouse.

The “Jean Coutu” formula was quickly embraced by consumers and, in less than ten years, the network won a major share of the Quebec market. In 1982 and 1983, when the network had grown to include some 60 outlets in Quebec, it expanded into New Brunswick and Ontario.

In 1987, the Company expanded into the north-eastern United States through its Jean Coutu Group (PJC) USA, Inc. subsidiary. The Company’s American network had grown to include 22 corporate pharmacies in October 1995, when The Jean Coutu Group completed its largest acquisition thus far: the purchase of 221 Brooks Drug Store pharmacies in New England. In January 2002, another acquisition added 80 pharmacies to the American network.

In July 2004, the Company completed the most important acquisition of its history with the acquisition of 1,549 Eckerd drugstores and support facilities located in 13 states of the Northeast, mid-Atlantic and Southeastern United States. Further to this acquisition, the Jean Coutu Group (PJC) Inc. became the fourth largest drugstore chain in North America. It remains the second largest in both the eastern United States and Canada.

As of May 28, 2005, the Canadian and American network comprised of 2,243 corporate and franchised outlets including 1,922 outlets operated by the Company under the names of Brooks and Eckerd, located in eighteen states and 321 franchise stores under the PJC name located in three Canadian provinces.

In its capacity as franchisor and distributor, The Jean Coutu Group provides a broad range of support services for its franchisees. It is also responsible for the purchase and warehousing of different pharmaceutical, parapharmaceutical, and other consumer products for delivery throughout its network. On May 28, 2005, the Canadian head office and warehouse employed a total of 1,125 people.

Through its subsidiary, The Jean Coutu Group (PJC) USA, Inc., The Jean Coutu Group acts as owner-operator of 1,922 Pharmacy outlets. This network is served from six regional distribution centers and a head office in Warwick, Rhode Island. The American subsidiary’s pharmacies, warehouse and head office employed a total of 45,974 people on May 28, 2005.

Principal Development and Acquisitions of the Last Three Years

2002-2003

In Canada, fiscal 2002-2003 was marked by the opening of eight new pharmacies and one PJC Clinic. In addition, three outlets were relocated among which one on Ste-Catherine Street in Montreal; with its 17,000 square feet, this pharmacy is the network’s largest. Finally, nineteen establishments were remodeled or enlarged to better serve the clientele.

In the United States, seventeen Brooks pharmacies were relocated and nine stores were renovated or enlarged to reflect the new prototype concept. Moreover, four new establishments opened during fiscal 2002-2003 and eight properties were purchased for future development.

2003-2004

To maintain its leadership position in the industry, the Company opened during fiscal 2003-2004 seven new stores in Quebec and two new stores in New Brunswick. Six stores were significantly revamped, seven were expanded and four more were relocated. The Company has also finalized during this fiscal year the acquisition of seven new properties and of three Pharmasave stores in Ontario.

The Company has also continued expanding its Brooks network in the United States with the opening of five new stores and the acquisition of eight new properties located in the states of Connecticut, Massachusetts, Vermont and Rhode Island. Seven Brooks stores were significantly remodeled while six other stores were relocated.

2004-2005

On April 4, 2004, following the signature of an agreement, TDI Consolidated Corporation (“TDI”), a wholly-owned subsidiary of J.C. Penney Corporation, Inc., which operated more than 2,800 outlets under the Eckerd Banner, agreed to sell the chain to The Jean Coutu Group (PJC) Inc. and CVS Corporation. Under this agreement, closed on July 31, 2004, the Jean Coutu Group acquired 1,549 Eckerd drugstores in 13 states(1), as follows:

Connecticut	6
Delaware	22
Georgia	194
Maryland	20
New Jersey	147
New York	365
North Carolina	251
Ohio	1
Pennsylvania	297
South Carolina	109
Tennessee	48
West Virginia	2
Virginia	87
Total	1,549

The acquisition was completed at a price of US$2.375 billion, subject to post-closing adjustments. The Business Acquisition Report in compliance with Form 51-102F4, filed by the Company on August 16, 2004, is incorporated to this Annual Information Form by reference.

The purchase price, together with the repayment of existing debts totaling US$195.0 million at the date of acquisition, has been financed through:

•       Debt financing consisting of secured first rank credit facilities (see  “Material Contracts” ) of US$1.7 billion broken down as follows:

—  a five-year revolving variable-rate facility of US$350.0 million;

—  a five-year variable-rate loan facility of US$250.0 million; and

—  a seven-year variable-rate loan facility of US$1.1 billion.

(1)   Store allocation as of June 6, 2004

•       A US$1.2 billion senior note offering (see  “Material Contracts” ) consisting of:

—  US$350.0 million of unsecured senior notes bearing interest at 7.625% and maturing on August 1, 2012, and

—  US$850.0 million of unsecured senior subordinated notes bearing interest at 8.5% and maturing on August 1, 2014.

•       The issue of 33,350,000 new Class A subordinate voting shares for gross proceeds of US$424.4 million.

Concurrently to the acquisition of Eckerd in July 2004 and its integration thereafter, the Company proceeded in the United States to the acquisition of 2 additional stores, the opening of 63 stores, the relocation of 54 stores and the closing of 28 existing stores. As of the end of fiscal 2005, the Company elected to proceed with the closing of 78 Eckerd locations. These closings are planned to take place during the 1st quarter of fiscal 2005-2006.

In Canada, 2 new stores were opened, 5 stores were relocated, while 22 stores were significantly renovated or expanded.

ITEM 3.                DESCRIPTION OF ACTIVITIES

We exercise our pharmaceutical activities in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores (under the banners of Eckerd, Brooks, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique).

In Canada, franchising activities include operating a distribution center and providing services to our PJC franchised outlets. These services comprise centralized purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their outlets and are responsible for merchandising and financing their inventory. They must provision their outlets from our distribution centre provided that the products requested are available and priced lower than other suppliers. We supply our PJC franchisees with approximately 72% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution centre sales and royalties.

In the U.S., we operate a network of 1,922 retail sales outlets selling pharmaceutical and other products under the Brooks and Eckerd banners, and six distribution centres.

Industry

We operate in the large and growing North American pharmacy industry, which we believe, offers compelling industry fundamentals and favorable demographics.

Favorable Demographics for Prescription Drug Sales Growth.   According to IMS Health, the compounded annual growth rate for prescription drug sales through all channels in the U.S. and Canada is projected to be approximately 8.2% and 8.9% respectively, for the period 2004 through 2009. We believe that several factors will contribute to this continued growth in prescription drug sales, including increasing life expectancy, the aging “baby boom” generation, the addition of a Medicare prescription drug coverage benefit in the United States in January 2006, increasing marketing and utilization of lifestyle prescription drugs. According to the National Ambulatory Medical Care Survey, approximately 49.0% of all prescriptions written in the U.S. in 2001 were for individuals 55 years old and older. Similarly, according to IMS Health, 58.9% of all prescriptions filled in Canada in 2003 were for individuals 55 years old and older. According to the U.S. Census Bureau, in 2005 approximately 22.7% of the U.S. population, or approximately 67.5 million people, are expected to be 55 years old or older. This percentage of the total

U.S. population is expected to grow to 29.5%, or approximately 106.2 million people, by 2025. The Canadian population is also expected to age at an accelerated pace, with people 55 years old and older expected to represent 24.7% of the total Canadian population, or approximately 8.0 million people, by 2006 and 33.3%, or approximately 11.8 million people, by 2021, according to Statistics Canada.

Favorable Government Regulation.   The U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 is expected to increase prescription drug coverage for United States Medicare beneficiaries after it comes into force, in January 2006. We believe that the addition of a Medicare prescription drug coverage benefit in the United States will increase prescription drug utilization and help sustain our industry’s growth rate in the future.

Increased Focus on Consumer Health and Wellness.   We believe there is an increased consumer focus on prevention, general wellness, early diagnosis of medical conditions and on the purchase of self-care products, such as vitamins, analgesics, herbals and smoking-cessation products and lifestyle drugs. This is expected to continue to have a positive impact on sales of prescription drugs, over-the-counter medications, nutrition supplements and other drugstore merchandise.

Highly Fragmented U.S. Industry.   We believe that the U.S. pharmacy industry is fragmented with no single company holding a dominant market position. In addition, the only retail concept that has been successful in achieving and retaining a dominant market position is the chain drugstore concept. The market includes several national and regional chain drugstore operators, numerous independent pharmacies, supermarkets, mass merchandisers and mail order pharmacies. In recent years, mail order pharmacies and other channels have aggressively expanded their market position and we believe this trend is continuing. We believe this expansion of market position has primarily come at the expense of the market position of independent pharmacies. Convenience remains a primary competitive advantage for chain drugstore operators and independent pharmacies. While many supermarkets and mass merchandise stores offer pharmacy services, we believe that convenient locations, smaller store size and high level of customer service of many chain drugstores result in higher consumer utilization of chain drugstores.

Front-End Sales Opportunity.   We believe drugstore front-end merchandise, combined with prescription drugs, provide customers with a complete wellness solution. Front-end merchandise includes beauty, cosmetics and fragrance products, over-the-counter medications, personal care products, as well as consumable seasonal, promotional and other non-prescription products. Front-end merchandise sales typically provide higher gross margins than prescription drug sales.

We believe that the category OTC Health, which includes over-the-counter medications, has grown over the last few years due in part to the conversion of popular prescription drugs to over-the-counter medications. Also, we believe the edible and non-edible consumables categories have grown over the same period due in part to the increased number of convenient locations and wide consumables offering of many chain drugstores.

Many drugstores offer seasonal merchandise to expand front-end product assortment and further differentiate merchandise mix relative to other retail sales channels. Additionally, many chain drugstores market private label front-end merchandise, offering customers a value alternative to branded merchandise while typically providing higher gross margins than for branded products.

Jean Coutu (Canada)

General

Our PJC franchised stores have the number one market position in Quebec, the key Canadian market in which we operate. We franchise our PJC stores because, under Quebec law, only pharmacists are permitted to own a pharmacy. The PJC name is a widely recognized brand in Quebec and our Company ranked first in the most recent Revue Commerce survey of the most admired companies in Quebec for the fourth time in eight years.

We provide our PJC franchisee network with multiple services, including centralized purchasing, distribution, marketing, training, human resources, management, operational consulting, information systems, as well as participation in our private label program. Our franchisees pay us an average franchise royalty of approximately 4% of covered franchised store revenues, and an additional fee for other services such as human resources, information technology and loss prevention services. Our PJC franchisees own their PJC businesses independently from us and, as a result, are responsible for managing their PJC franchised stores and for funding their investments in inventory and store fixtures. While sales at our PJC franchised stores are not included in our revenues; increases or decreases in sales at these stores have a direct effect on our revenues through higher or lower warehouse sales and franchise royalties.

We believe that PJC franchised stores have a strong reputation among customers for competitive prices, fast and effective delivery of high-quality, professional pharmacy services, beauty and cosmetic product offerings, targeted and extensive seasonal product programs, photo development, private label products and convenient locations. We believe PJC is also known as a leader in delivery of new and emerging services, such as web-based digital photo processing and web-based prescription refills. Further, we believe PJC is a highly desirable and sought after franchise among pharmacists in our Canadian market area.

During fiscal 2005, our PJC franchisee network filled approximately 47.5 million prescriptions, with an average of approximately 148,000 prescriptions per store, which we believe are among the highest prescription counts for any drugstore chain in Canada. In our PJC franchisee network during that same period, prescription drugs accounted for approximately 58% of sales and front-end merchandise accounted for approximately 42% of sales.

Store Network

Our typical PJC franchised stores have an average size of approximately 8,000 square feet. Our PJC franchised stores are generally freestanding stores on corner locations or in strip shopping centers in high retail traffic areas. Approximately 39% of our PJC franchised stores are located adjacent to or in medical office buildings. Approximately 54% of the stores in our PJC franchisee network have been either opened, relocated, remodeled or reconfigured during the last five years.

Our PJC franchisees generally carry between 20,000 and 25,000 front-end products, including approximately 1,800 private label and exclusive brand products. PJC’s private label offerings include our Personnelle line of beauty and cosmetic products, which we believe have developed a reputation for high quality, as well as over-the-counter medications, personal care products and other front-end products.

The table below sets forth the provinces in which our PJC franchised stores are located.

Province	Number of stores as of May 28, 2005
New Brunswick	18
Ontario	9
Quebec	294
Total stores	321

The following table provides a history of our PJC franchised store openings, additions and closings since the beginning of fiscal 2001.

	Fiscal year ended May
	2001	2002	2003	2004	2005
Number of stores at beginning of period	291	293	302	311	319
Added(1)	3	5	3	4	—
New(2)	2	11	8	5	2
Closed or sold	3	7	2	1	—
Number of stores at end of period	293	302	311	319	321

(1)          Added stores are defined to be stores or clinics that were acquired by a franchisee and added to our drugstore chain and where all existing operations were kept at the same location.

(2)          New stores are defined to be stores or clinics that were opened without buying or transferring any prescriptions from other locations.

Franchise Operations

In Canada, under laws that vary province by province, generally only pharmacists are permitted to own a pharmacy. As a result, we maintain a franchise relationship with all of our stores. Our franchise agreement grants the pharmacist franchisee the right to operate an establishment under the PJC banner in return for the payment to us of franchise royalties and other fees. Our PJC franchisees own their PJC businesses independently from us and, as a result, are responsible for managing their PJC franchised stores and for funding their investments in inventory and store fixtures. We believe that this substantial required investment helps ensure that the interests of our franchisees are aligned with ours and also attracts more motivated entrepreneurial franchisees. We believe our franchise model is superior to those of our competitors.

Franchise Agreement.   Under our franchise agreement, our PJC franchisees pay us an average franchise royalty of approximately 4% of covered franchised store revenues, and an additional fee for human resources, information technology and loss prevention services. The sales covered by the franchise royalty include sales of pharmacy and front-end merchandise, except postage and lottery tickets. Our PJC franchisees are required to purchase their inventory from our modern, high-capacity warehouse distribution center so long as we carry the particular item and that it is priced lower than other suppliers. The Company supplies its PJC franchisees with approximately 72% of the products stocked in PJC franchised stores, including virtually all of the prescription drugs stocked in those stores. The vast majority of the 28% of other products stocked are items we have determined not to carry in our warehouse.

Our franchisees agree to abide by standards that we believe help make PJC franchised stores a strong customer value and convenience proposition, such as maintaining operating hours seven days a week, including evening hours. In return for franchise royalties, we provide our franchisees with multiple services, including centralized purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Franchisees also pay an additional fee for human resources, information technology and loss prevention services. In addition, franchisees are obligated to participate in all large-scale PJC advertising campaigns and benefit from the backing of an experienced corporate management team that has significant resources and industry expertise.

The initial term of our typical franchise agreement is five years with two five-year renewal options at either party’s discretion. We have 304 PJC franchisees several of whom have franchises for multiple store locations. Among our current franchisees, 154 have been in our PJC store network for more than 10 years, including 54 who have been in the network for more than 20 years. Virtually none of our franchisees have sold their franchises or otherwise left our PJC network during the past 25 years to open a store under a competitor’s banner.

Franchisee Selection Process.   Potential franchisees undergo rigorous scrutiny and financial due diligence review before being invited to become part of the PJC franchisee network. All of our prospective franchisees are required to be licensed pharmacists in the province in which the prospective PJC franchise store is to be located. In addition to that requirement, we select franchisees based on a number of factors, including the candidate’s business and pharmacy experience, management style, customer service experience and commitment to the PJC store network business strategy. After a candidate is selected as a worthwhile franchisee prospect, we perform a thorough review of the pharmacist’s financial situation to ensure that he or she has adequate resources and financial skills to operate under the PJC banner. In addition, to ensure that each newly selected franchisee is prepared to operate a PJC store, we invite each new franchisee to attend more than 100 hours of business training courses on several important aspects of operating a PJC store and owning and operating a business enterprise in general. Currently, we have a substantial number of pharmacist franchisee candidates who have been through our review process and who we believe can be PJC franchisees in the future, but who are currently waiting for a franchise to become available.

Merchandising Operations

Pharmacy.   We believe that it is imperative that our PJC pharmacists provide high-quality and knowledgeable service and advice to customers. It is our strategy to have our PJC pharmacists become an integral part of the health care decision making process of our customers. We have developed a sophisticated, proprietary pharmacy information and workflow system designed to enable an efficient workflow process that optimizes our pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, examination of workflow data, and maximization of the availability of high demand prescription products. We believe that our pharmacy information and workflow system is critical to our goal of providing professional pharmacy services and patient care. We believe that our efforts to continually improve pharmacy services at our PJC franchised stores contribute to customer loyalty and increased customer store visits.

Each PJC pharmacy is staffed with pharmacists and drug clerks at all times. PJC pharmacist and drug clerk staffing levels are maintained in accordance with business needs to ensure accurate and timely service. Each PJC franchisee carries a complete line of both brand name and generic prescription drugs.

In order to ensure our PJC pharmacists are equipped with the latest developments in pharmacology, we established the Jean Coutu Academy. The Jean Coutu Academy offers PJC pharmacists many continuing education programs, including:

•       monthly lectures pertaining to different illnesses and their treatments,

•       continuing education through correspondence courses and seminars, and

•       periodic publications updating current market and industry trends.

In addition, all PJC pharmacies have direct access to a prescription drug information center that answers questions or special requests concerning the use of a medication or other medical-related issues. We have also developed an in-house training program for our PJC drug clerks, which we believe is unique in our industry.

Front-End Merchandise.   Our PJC franchised stores carry a wide variety of front-end merchandise, including over-the-counter medications, personal care products, private label products, as well as consumable, seasonal and promotional items tailored to local consumer tastes and demands for convenience and quality. Our PJC franchised stores also carry an extensive selection of high-quality beauty, cosmetics and fragrance merchandise of a type most often found in the United States in department or specialty stores. In Canada, consumers have traditionally looked to pharmacies rather than specialty or department stores for high-quality cosmetic and beauty products. We hold the exclusive rights for the sale in Canada of the Garraud Paris and Jean d’Estrées Paris lines of French beauty products and the Crema Color from Solfine line of Italian hair coloring. We believe that the selection and quality of such merchandise carried by our PJC franchised stores provides these stores with a competitive advantage relative to other Canadian drugstores, mass merchandisers and food retailers.

Private Label Products.   Our PJC franchised stores carry approximately 1,800 private label products, including the exclusive cosmetic and beauty products described above. PJC’s private label offerings include our Personnelle line of beauty and cosmetic products, which we believe have developed a reputation for high quality, as well as over-the-counter medications, personal care products and other front-end products. We intend to continue to promote and expand private label and exclusive brand merchandise offerings at our PJC franchised stores to drive sales of these products.

Marketing and Advertising

We maintain centralized marketing and advertising programs for our PJC franchised store network. We believe that our PJC franchisees benefit from our strong, recognizable brand name, experienced and professional marketing support, and lower advertising costs resulting from the scale of our operations. We regularly consult our franchisees on product selection and hold five purchasing exhibitions annually, one of which is devoted exclusively to cosmetics.

The PJC advertising circular is our top promotional vehicle, although we participate regularly in other marketing channels, such as radio, television and local newspapers. These circulars are designed to increase sales of beauty, cosmetic and fragrance products, over-the-counter medications and private label merchandise, to satisfy local tastes and demands and to emphasize our PJC Jean Coutu brand name, the quality of our pharmacy services and our commitment to customer service. We design our marketing efforts and advertising to be targeted and straightforward to facilitate efficient and high-quality in-store execution. We encourage our franchisees to maintain strong in-stock positions for promotional merchandise featured in our circulars, which we believe, increases the effectiveness of our advertising expenditures.

Other PJC marketing initiatives include participation in the Air Miles® Reward Program. Our PJC franchised stores are the exclusive Quebec drugstore participants in the Air Miles® Reward Program. Consumers in the Air Miles® Reward Program earn reward miles in connection with product purchases at retailers in various categories that may be redeemed for over 300 different rewards including travel services, leisure and entertainment, electronics and gift certificates, including gift certificates redeemable at PJC franchised stores. The Air Miles® Reward Program promotes customer loyalty by encouraging consumers to shop at retailers that are participating sponsors in the Air Miles® Reward Program rather than all retailers as in the case of airline branded credit cards with mileage benefits. At the end of fiscal 2005, the average Air Miles® shopping cart generated 57% more sales when compared to purchases made outside the loyalty program.

Purchasing and Distribution

As a warehouse supplier to our PJC franchised stores, we purchase brand name and generic (non-brand name) prescription drugs from numerous manufacturers and wholesalers. We believe that competitive sources are readily available for substantially all of the prescription drugs and front-end merchandise that we supply to our PJC franchised stores and that the loss of any one supplier would not have a material effect on our business. The largest supplier to our Canadian warehouse and distribution center operations for fiscal 2005 was Pfizer Canada, which accounted for approximately 13% of the dollar value of our Canadian warehouse and distribution center supplier volume.

In our Canadian operations, we utilize a sophisticated data warehouse to track and analyze warehouse inventory levels and selling trends at our PJC franchised stores. We believe this enables us to optimize merchandise levels and product mix in our warehouse and to aid our franchisee purchasing decisions. Approximately 72% of PJC franchised store merchandise is purchased from us and distributed by our own trucks or third party providers from our distribution center in Longueuil, Quebec. The remainder of PJC franchised store merchandise is purchased by our franchisees from third party suppliers.

Real Estate

We have significant Canadian real estate assets. As of May 28, 2005, we owned 166 properties, including all or a portion of 78 strip malls and commercial buildings, 7 parcels of undeveloped land and 81 free-standing buildings, most of which house a PJC franchised store. We believe that PJC franchised stores attract other high-quality tenants to our properties because of the consistent retail traffic at our PJC franchised stores. We own and lease to our franchisees 130 of our PJC franchisee locations. All of these leases contain two five-year renewal options and involve fair market value rent increases. In addition, we sublet 191 store locations to other PJC franchisees under leases we have entered into directly with landlords. The leases we have entered into with landlords generally have original terms of 10 years. Our PJC leases with other landlords generally contain two five-year renewal options, and involve fair market value rent increases. We believe that our Canadian real estate assets enable us to ensure that prime locations remain under the PJC banner.

Information Systems

Our warehouse supplier operations and the operations of our PJC franchised stores are supported by the use of modern technology, including point of sale scanners, that enables in-depth analysis of and quick decision-making with respect to store and warehouse inventory and front-end and pharmacy sales, which enhances the efficiency of our operations and those of our PJC franchisees. For example, through efficient use of information provided by our technology systems, we refine our purchasing operations on an ongoing basis and work with our suppliers to tailor our merchandising. We also work with PJC franchisees to customize their shelf space to customer preferences in an effort to increase sales volumes and gross margins. As part of our strategy to provide franchisees with the best possible information technology services, we established a subsidiary, Rx Information Centre Ltd., which is responsible for the development, installation and management of information systems for our PJC and Brooks store networks, as well as related distribution centers and administrative offices. The responsibility of this unit has been expanded to the Eckerd stores during the course of 2004-2005.

Rx Information Centre also works to ensure smooth and effective communications between us and the PJC franchised store locations. Rx Information Centre provides on-line reports and statistics regarding service as well as back office management tools. Rx Information Centre maintains a help desk with a goal to provide seven-day support to our PJC franchised stores. Rx Information Centre also works to make available to our PJC franchised stores new equipment, software updates and training assistance with a goal to act as a one-stop technology source for our PJC franchisees.

Rx Information Centre is also mandated to promote the ongoing automation of operations in our warehouse and distribution center facilities to optimize transportation and warehousing activities, inventory control, supply chain efficiencies, handling costs inventory movements, as well as forecasting inventory replenishment in support of our goal of just-in-time inventory distribution.

Rx Information Centre has developed a sophisticated, proprietary pharmacy information and workflow system used in all our PJC franchised stores and Brooks stores. This system is known as Rx Pro in Canada and Brooks Rx Care in the U.S. This system is designed to enable an efficient workflow process that optimizes pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, reduced chances of adverse drug interaction, examination of workflow data and maximization of the availability of high-demand prescription products. At the customer’s request, this system also allows our Canadian customers to utilize any PJC store to refill prescriptions.

Jean Coutu (USA)

General

Our U.S. operations began in 1987 with one store and grew primarily through acquisitions, including our acquisition of 221 Brooks stores in 1994 and 80 Osco stores in 2002. With the acquisition of the Eckerd stores in July 2004, the U.S. network comprised, as of May 28, 2005, 1,922 Brooks and Eckerd corporate-owned stores and 6 regional distribution centers.

Brooks is the second largest retail drugstore chain in New England and has a number one or two market position in 56% of the New England markets in which it operates while Eckerd holds a number one or two market position in approximately 60% of the markets in which it operates.

We believe that Brooks has a strong reputation among customers for competitive prices, fast and effective delivery of professional pharmacy services, high-quality beauty and cosmetic product offerings, targeted and extensive seasonal product programs, photo development, private label products, convenient locations and a wide selection of convenience foods and other consumables. The Brooks banner has been in use for more than 65 years, making it one of the most widely-recognized banners in the New England retail drugstore industry. In 2004, Drug Store News awarded Brooks the “Best Regional Chain of the Past 20 Years” in their Regional Excellence Awards.

Our Eckerd stores have significant density throughout 13 states and particularly in Georgia, New Jersey, New York, North Carolina, Pennsylvania and South Carolina. We believe that Eckerd has a strong reputation among customers for name recognition, convenience and a modern store base. The Eckerd banner, first used in 1898, is one of the longest lasting and strongest in the retail drugstore industry.

During fiscal 2005, our combined US network filled approximately 121.5 million prescriptions, with an average of approximately 64,000 prescriptions per store.

Store Network

Typical Brooks and Eckerd stores range in size from 10,000 to 13,500 square feet and are freestanding stores on corner locations or in strip shopping centers in high retail traffic areas. On a combined US operations basis, approximately 75% of our stores have been either opened, relocated, remodeled or reconfigured during the last five years. For the past three fiscal years, investments for the combined network have totaled more than US$500 million in the aggregate. Our stores generally carry between 18,000 and 25,000 front-end products, including approximately 1,200 to 2,000 private label products. Our stores’ private label product offerings include beauty and cosmetic products, over-the-counter medications, personal care products and other front-end products.

The table below sets forth the states in which our Brooks and Eckerd stores are located.

	Number of stores as of May 28, 2005
States	Brooks	Eckerd
Connecticut	47	7
Delaware		22
Georgia		211
Maryland		25
Maine	6
Massachusetts	165
New Hampshire	38
New Jersey		147
New York	2	368
North Carolina		259
Ohio		1
Pennsylvania		297
Rhode Island	46
South Carolina		111
Tennessee		50
Virginia		87
Vermont	31
West Virginia		2
Total stores	335	1,587
Grand Total		1,922

The following table provides a history of our US store openings, acquisitions and closings since the beginning of fiscal 2001.

	Fiscal year ended May
	2001	2002	2003	2004	2005
Number of stores at beginning of period	252	251	331	332	336
Acquired(1)	0	80	0	0	1,551
New(2)	5	4	4	5	63
Closed or sold	6	4	3	1	28
Number of stores at end of period	251	331	332	336	1,922

(1)          Acquired stores are defined to be stores that were acquired and all existing operations were kept at the same location.

(2)          New stores are defined to be stores that were opened without buying or transferring any prescriptions from other locations.

Merchandising Operations

Pharmacy.   We believe that it is imperative that our pharmacists provide high-quality and knowledgeable service and advice to customers. It is our strategy to have our pharmacists become an integral part of the health care decision making process of our customers. In our Brooks stores, we utilize the same sophisticated, proprietary pharmacy information and workflow system to ensure highly professional pharmacy services and patient care that is used in our PJC franchised stores. In our Brooks stores, we have branded this system Brooks Rx Care. During the next few years, we also intend to utilize this system in our Eckerd establishments to ensure the same highly professional services and patient care that is used in our PJC and Brooks stores. We believe that our efforts to continually improve pharmacy services at our stores contribute to customer loyalty and increased customer store visits.

Each pharmacy part of our U.S. network is staffed with pharmacists, pharmacy technicians and drug clerks in accordance with business needs to ensure accurate and timely service. Each pharmacy carries a complete line of both brand name and generic prescription drugs. In the year ended May 28, 2005, approximately 44% of the prescriptions filled in our Brooks store network were for brand name drugs and approximately 56% of the prescriptions filled were for generic substitutes. Over the same period, approximately 48% of the prescriptions filled in our Eckerd store network were for brand name drugs, while approximately 52% of the prescriptions filled were for generic substitutes.

As part of our ongoing employee development program and as a way to improve customer service, we have applied for and received American Council on Pharmaceutical Education accreditation. Internally, we retain two professors from the University of Rhode Island to maintain offices in our pharmacy corporate department and two professors from the Massachusetts College of Pharmacy in two Boston area stores. We have also extended our relationship with other pharmacy schools through various programs and created the Pharmacists Speakers Bureau mostly involved in community reach initiatives, such as promoting education with hospitals and clinics.

Front-End Merchandise.   Our stores carry a wide variety of front-end merchandise, including beauty, cosmetic and fragrance products, over-the-counter medications, personal care products, private label products, as well as consumable, seasonal and promotional items tailored to local consumer tastes and demands for convenience and quality. As part of our strategy to differentiate our Brooks and Eckerd stores from discount stores and supermarkets with respect to front-end merchandise, we are working to enhance our reputation as a source of high-quality beauty, cosmetics and fragrance merchandise. We believe such products represent a significant opportunity for growth in front-end sales. To capitalize on this growth opportunity, Derma Skincare Centers have been opened in several of our Brooks stores and one in an Eckerd store. At the end of fiscal 2005, ten centers were in operation. These centers are stocked with high-quality skincare products including the French skincare brands Vichy Laboratories, Avene and Dermablend. These products generally carry higher margins and are priced at a premium to traditional drugstore cosmetics. Moreover, we believe we are well positioned to leverage our experience in our PJC franchised stores in merchandising high-quality beauty, cosmetics and fragrance merchandise and to incorporate the best practices used in those stores.

Private Label Products.   Our Brooks stores carry approximately 1,200 private label products. The Brooks private label brands include Brooks, Harvard Square and Fidelity. Eckerd stores offer approximately 2,000 private label products, mostly under the Eckerd brand name.

Marketing and Advertising

Our Brooks advertising and promotion strategy utilizes print, circulars, as well as targeted regional radio and television ads. Circulars are our broadest form of advertising for our Brooks stores, with approximately four million distributed weekly through various channels such as newspaper and magazine inserts. These circulars are designed to increase sales of higher-margin products and to attract customers to what we refer to as the four front-end “quadrants” of our Brooks stores: convenience foods and other convenience items; health products; beauty and cosmetic items; and seasonal and promotional offerings. Further, these circulars are customized to feature beauty and cosmetic products, over-the-counter medications and private label merchandise, to satisfy local tastes and demands and to emphasize the Brooks brand name, the quality of our pharmacy services and our commitment to customer service. We design our marketing efforts and advertising to be targeted and straightforward to facilitate efficient and high-quality in-store execution. We work to maintain strong in-stock positions for promotional merchandise featured in our circulars, which we believe, increases the effectiveness of our advertising expenditures.

Eckerd has in the past used an advertising strategy, which included newspaper advertising and coupon books, in addition to traditional weekly advertising circulars. During fiscal 2005, we made Eckerd’s advertising practices more comparable to our current Brooks advertising practices by eliminating or vastly reducing coupon books and newspaper advertising and focusing on circular advertising. We also opted to de-emphasize promotions that target high-volume low-margin consumables. We believe that such consumables promotions do not significantly increase sales of other higher-margin front-end products, do not lead to repeat sales or promote customer loyalty, while at the same time they result in decreased overall operating margins.

Purchasing and Distribution

For fiscal 2005, we purchased approximately 87% of the dollar volume of branded prescription drugs for our US network from a single supplier, McKesson Corporation. In the course of fiscal 2005, the existing agreement with McKesson was renewed and expanded into a five-year extended agreement, maintaining McKesson as the primary supplier of pharmaceutical products for the entire US network. We purchase generic (non-brand name) prescription drugs from numerous manufacturers and wholesalers. We believe that competitive sources are readily available for substantially all of the brand name and generic prescription drugs and front-end merchandise we carry in our stores and that the loss of any one supplier would not have a material effect on our business. The largest supplier of front-end merchandise for the fiscal year ended May 28, 2005, was Procter & Gamble, which accounted for approximately 8.5% of the dollar value of our front-end inventory purchases.

Purchasing for our stores is generally centralized to assure consistency and efficiency. At Brooks and Eckerd, we utilize advanced data warehouses to track and analyze stock levels and selling trends enabling us to optimize merchandise levels and mix. For the period ended May 28, 2005, approximately 82% of our front-end merchandise and 87% of prescription drugs were purchased centrally and distributed, principally by our own trucks, through our various distribution centers. The remainder of store merchandise is shipped directly to our stores or is purchased locally at the store level.

Third-Party Payors

MEDCO accounted for approximately 14% of our pharmacy sales for the period ended May 28, 2005. No other single health plan contract or other third-party payor accounted for more than 10% of such revenues during the same period. In a typical third-party payment plan, we contract with a third-party payor (such as an insurance company, a prescription benefit management company, a governmental agency, a private employer, a health maintenance organization or other managed care provider) that agrees to pay for all or a portion of a customer’s eligible prescription purchases in exchange for reduced prescription rates. State Medicaid programs may set allowable prescription dispensing fees as well as any discount that a pharmacy may apply to a drug.

For the period ended May 28, 2005, the top five third-party payors in our U.S. store network accounted for approximately 35% of pharmacy sales. Third-party payor prescriptions represented 95% of pharmacy sales and 93% of the prescriptions filled at our store network during the period ended May 28, 2005.

In the ordinary course of business, our US pharmacy operations are subject to audits by third-party payors and may be required to reimburse amounts determined to be overpayments. Any significant loss of third-party payor business, overpayment or dispute over compliance with the terms of a third party payor agreement could have a material adverse effect on our business and results of operations.

Real Estate

Brooks has significant real estate assets in the markets in which it operates. Our Brooks operations comprise 335 stores and one regional distribution center. Of our 335 Brooks stores, approximately 135 are freestanding stores and approximately 88 stores have drive-up windows. Our headquarters are located in Warwick, Rhode Island. We own 102 U.S. properties, including 84 Brooks store locations, our Brooks distribution center and our Brooks corporate headquarters, and we lease the remaining 251 locations under non-cancelable leases, many of which have original terms of 10 to 15 years. In addition to minimum rental payments, which are set at competitive market rates, certain of these leases require additional payments based on sales volume, as well as reimbursement for taxes, maintenance and insurance. Our Brooks leases contain varying renewal options and involve fair market value rent increases. We believe that our Brooks real estate assets will enable us to ensure that prime locations remain under the Brooks banner.

Our Eckerd operations comprised 1,587 stores, 5 regional distribution centers, 26 local or regional offices and one building originally housing Eckerd’s head office in Largo, Florida as of May 28, 2005. Of the 1,587 Eckerd stores, approximately 871 are freestanding stores and approximately 782 stores have drive-up windows. We plan to close our Largo facility during fiscal 2005-2006 and finalize the relocation and consolidation of our Eckerd headquarters with our Brooks headquarters in Warwick, Rhode Island. Our Eckerd stores, five distribution centers and 26 local or regional office locations are generally subject to non-cancelable leases with terms of 20 years. In addition to minimum rental payments, which are set at competitive market rates, certain of these leases require additional payments based on sales volume, as well as reimbursement for taxes, maintenance and insurance. Most of our Eckerd leases contain renewal options, some of which involve fair market value rent increases.

Information Systems

Our U.S. operations are supported by the use of technology, including point of sale scanners, which enable us to perform in-depth analysis of and quick decision-making with respect to inventory and pharmacy and front-end sales, which we believe, enhances the efficiency of our operations. For example, through efficient use of information provided by our technology systems, we refine our purchasing operations and work with our suppliers to tailor our merchandising and customize our shelf space to customer preference in an effort to increase sales volume and gross margins. Our Brooks information technology systems are developed and maintained by Rx Information Centre Ltd., our subsidiary responsible for the development, installation and management of information systems for our Canadian and U.S. stores, distribution centers and administrative offices. The responsibility of this unit has been expanded to cover the Eckerd stores in the course of fiscal 2005.

We utilize in all our Brooks stores the sophisticated, proprietary pharmacy information and workflow system designed by Rx Information Centre and also used in our PJC franchised stores. In our Brooks stores, we have branded this system Brooks Rx Care. This system is designed to enable an efficient workflow process that optimizes our pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, reduced chances of adverse drug interaction, examination of workflow data and maximization of the availability of high-demand prescription products.

At the time of their acquisition, the Eckerd stores were serviced by a variety of information systems, including commercial point of sales systems. We are now in the process of reviewing the entire information platform, with an aim to standardize our U.S. information network and reduce the number of platforms from 8 to 3.

Specialized skill and knowledge

Experienced Management Team with a Proven Track Record.

Our Company was founded in Quebec in 1969 by Jean Coutu, our Chairman of the Board. François J. Coutu is the President and Chief Executive Officer of The Jean Coutu Group (PJC) Inc. and also manages our Canadian drugstore franchising and warehouse supplier business. Michel Coutu is the President and Chief Executive Officer of The Jean Coutu Group (PJC) USA, Inc. and manages our U.S. drugstore operations. Each of François J. Coutu and Michel Coutu, who are sons of founder Jean Coutu, have worked in the retail drugstore business for more than 27 years.

Our Canadian and U.S. senior management teams have developed extensive expertise in operating a chain of corporate-owned drugstores and in operating a drugstore franchisor and warehouse supplier business. The eight senior members of these teams have an average of 24 years of retail industry experience, including an average of 13 years with our Company.

Prior to the Eckerd Acquisition, we completed two significant U.S. acquisitions, adding 301 stores to our corporate-owned drugstore network, as well as several other smaller acquisitions. We believe we have consistently improved the performance of the stores we have acquired. Further, we believe that our management’s experience in integrating large groups of stores into our existing network and improving the performance of acquired stores has been and will continue to be an important factor in our success.

Human Resources

As of May 28, 2005, The Jean Coutu Group and its subsidiaries had approximately 47,100  permanent employees: 1,125 in Canada(2) and 45,974 in the United States.

On May 28, 2005, 374 employees of the Company in Canada were unionized. These employees work at The Jean Coutu Group’s distribution centre in Longueuil and are members of the Syndicat des travailleuses et travailleurs de PJC entrepôt-CSN. The current collective agreement, signed on January 18, 2003, ends on December 31, 2005.

As of May 28, 2005, the Canadian franchised outlets employed a total of 13,539 people, 36 of those employees in one outlet were unionized.

In the United States, Brooks and Eckerd operations employed approximately 45,974 persons, approximately 45,304 of whom were working in the corporate pharmacies network and distribution centers, and approximately 670 employees were working in administrative functions.

In terms of human resources management, The Jean Coutu Group favors participatory management based on communications, training, internal promotion, and quality of life in the workplace.

The Human Resources department of The Jean Coutu Group also provides franchisees with a team of professional human resources consultants whose main task is to help introduce the participatory management program and to ensure the application of uniform and equitable policies into the network.

In the area of employee training, The Jean Coutu Group, well aware of the crucial role played by the network employees in building customer loyalty, has established programs for the development of internal resources and customer service.

(2)          This number includes corporate employees only and excludes Canadian franchised network personnel.

Trademarks

The Jean Coutu Group owns or holds rights to trademarks or trade names used in conjunction with the operation of its business including, but not limited to, “Brooks” and “Brooks Rx Care” in the United States; “Personnelle”, “PJC”, “PJC Jean Coutu” and “PJC Clinique” in Canada; and “Rx Pro” in the provinces of Quebec and New Brunswick. As a result of the Eckerd acquisition, the Company has also acquired rights to trademarks or trade names used in conjunction with the operation of the TDI business, including, but not limited to, “Eckerd”, “Eckerxd” and “Genovese”.

Economic and Competitive Environment

The PJC, Brooks and Eckerd stores compete with local, regional and national companies, including other drugstore chains and banner groups, independently owned drugstores, supermarkets, mass merchandisers and discount stores. We primarily compete with national drugstore chains, such as Shoppers Drug Mart in Canada and Walgreens and CVS in the United States, but also increasingly face competition from supermarkets and mass merchandisers, such as Wal-Mart and Target, who have expanded their offerings to include pharmacy products and services. We also face increasing competition from internet-based providers, mail order pharmacies and, in the U.S., re-importation of prescription drugs. See “Risk and Uncertainties—Competition” on page 43 of the 2005 annual report of the Company, which is incorporated to this Annual Information Form by referenced.

Chain drugstores remain the main channel for prescription drug sales and have increased their share of prescription sales at the expense of the independently owned drugstores, which have difficulty competing with chain drugstores on the pricing of front-end merchandise. Another major factor for the competitiveness of chain drugstores is the convenience of chain drugstore locations. According to a 2004 National Association of Chain Drug Stores Foundation Survey, 68% of consumers identified convenience as the prime reason they choose a particular pharmacy.

Risks Factors

The “Risks and Uncertainties” section of our “Management’s Discussion and Analysis” on pages 43 and 45 of the of the Company’s 2005 annual report is incorporated herein by reference, as supplemented from time to time in the “Risks and Uncertainties” sections of our quarterly reports to shareholders.

ITEM 4.                Dividends

The following table provides a summary of the dividends declared and paid by the Company to all holders of Class A Subordinate Voting Shares and Class B Shares for the three most recent years.

Fiscal year ended May 31, 2003, May 31, 2004 and May 28, 2005 CAN$ per share
2005	0.12
2004	0.12
2003	0.12

For the period ending May 27, 2006, The Jean Coutu Group intends to maintain its dividend policy, which provides for the payment to shareholders of four quarterly dividends based on financial forecasts for the current year.

The declaration, amount and date of any future dividends will continue to be considered by the Board of Directors of the Company based upon and subject to the Company’s earnings and financial requirements, any covenants in its loan documentation and other conditions prevailing at the time.

Event subsequent to May 28, 2005

On August 2, 2005, the Board of Directors of The Jean Coutu Group declared a quarterly dividend of Can$0.03 per Class A Subordinate Voting Share and Class B Share. This dividend will be paid on September 1st, 2005 to all shareholders of the Company on record on August 18, 2005.

ITEM 5.     Capital Structure

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares without par value, an unlimited number of Class ”B” Shares without par value (the “Class B Shares”) and an unlimited number of Class ”C” Shares without par value, issuable in one or more series (the “Class C Shares”).

Further to a public offering and a private placement in the United States initiated by the Company on July 8, 2004, 33,350,000 Subscription Receipts were issued for net proceeds of US$ 424.4 million. On July 30, 2004, these Subscription Receipts were exchanged for Class A Subordinate Voting Shares of The Jean Coutu Group on a one-to-one basis.

As of May 28, 2005, 142,252,100 Class A Subordinate Voting Shares and 119,385,000 Class B Shares were issued and outstanding as fully paid. No Class C Shares are presently issued and outstanding.

The following is a summary of the material provisions concerning the various classes of shares of our authorized share capital and is subject to the complete text of the rights, privileges, conditions and restrictions attached to these shares.

Class A Subordinate Voting Shares and Class B Shares

Voting rights

The Class A Subordinate Voting Shares are entitled to one vote per share and the Class B Shares are entitled to ten votes per share.

Change in voting rights attached to the Class B Shares

In the event that the “Coutu Family” ceases to be the beneficial owner, directly or indirectly, of shares representing 50% or more of the votes attaching to all shares then outstanding, the Class B Shares shall thereupon confer upon their holder the right to one vote per share.

“Coutu Family” means Jean Coutu, and his descendants, born or to be born, or any one of them, as well as a body corporate, a partnership or a trust, however constituted, controlled by one or more of them.

Issue of Class B Shares

As long as any Class B Shares are outstanding, we shall not, at any time, unless the holders of such shares shall have given their consent by way of special resolution, issue Class A Subordinate Voting Shares unless, at the time of issue and in the manner determined by our Board of Directors, we offer to the holders of Class B Shares the right to subscribe for, pro rata the number of shares they respectively hold, an aggregate number of Class B Shares such that, if the holders of Class B Shares decided to subscribe for all of the Class B Shares that they will be entitled to subscribe for at that time, the proportion of voting rights attaching to the Class B Shares issued and outstanding immediately following such subscription in relation to all the voting rights attaching to all of the issued and outstanding shares immediately following the issue of Class A Subordinate Voting Shares shall be the same immediately following the issue of Class A Subordinate Voting Shares as immediately prior to that issue.

Dividends

The Class A Subordinate Voting Shares and Class B Shares participate equally, share for share, in any dividend which may be declared, paid or reserved for payment by us.

Exchange privilege in the event of a Bid

Should a Bid (as defined below) be made in respect of the Class B Shares to the holders of Class B Shares without being concurrently made upon the same terms to the holders of Class A Subordinate Voting Shares, each Class A Subordinate Voting Share will become exchangeable into one Class B Share at the holder’s option in order to permit such holder to accept such bid, subject however to the acceptance of the Bid by the holders of a number of outstanding Class B Shares which entitles them, at a given date, to more than 50% of the voting rights attaching to all of the shares in our share capital carrying voting rights.

“Bid” as defined in our Articles of Amendment, means a take-over bid, a take-over bid by way of an exchange of securities or an issuer bid (as defined in the Securities Act (Quebec), as currently enacted or as it may be amended or reenacted thereafter) in order to purchase Class B Shares; provided, however, that a Bid does not include (i) a Bid made at the same time, price and conditions to all of the holders of Class B Shares and to all of the holders of Class A Subordinate Voting Shares, (ii) a Bid for all or any part of the Class B Shares issued and outstanding at the time of the Bid, where the purchase price for each Class B Share does not exceed 115% of the average market price obtained by averaging the closing prices of the Class A Subordinate Voting Shares during the 20 days of market activity preceding the date of the Bid, or (iii) a Bid made by one or more members of the Coutu Family, to one or more members of the Coutu Family.

The exchange privilege may be exercised until the expiry date of a Bid by providing us or our transfer agent with a written notice of intention to exercise the said exchange privilege in respect of all or any part of the Class A Subordinate Voting Shares held accompanied by the share certificates representing such shares. The exchange privilege shall be deemed to have been exercised at the date at which such written notice accompanied by the share certificates are received by us or our transfer agent; our Articles of Amendment provide for the processing of notices and share certificates, the issuance of share certificates, the exercise of voting rights, the sending of notices by our transfer agent to the holders of Class A Subordinate Voting Shares and the payment of the purchase price for the shares sold pursuant to the bid.

Exchange privilege attached to Class B Shares

Each Class B Share may at any time, at the holder’s option, be exchanged for one Class A Subordinate Voting Share.

Liquidation

In the case of liquidation or dissolution of The Jean Coutu Group (PJC) Inc. or of any other distribution of our assets among our shareholders for the purposes of the winding-up of our affairs, the holders of Class A Subordinate Voting Shares and the holders of Class B Shares shall be entitled to divide equally all of our assets available for payment or distribution, on a share-for-share basis, based upon the number of shares they hold respectively, without preference or distinction.

Rank

Except as otherwise provided for above, each Class A Subordinate Voting Share and each Class B Share carry the same rights, are equal in all respects and must be treated by us as if they were shares of one class. The Class A Subordinate Voting Shares and the Class B Shares rank, as to dividends and reimbursement of capital in the event of liquidation or dissolution, after the Class C Shares.

Amendment

Our Articles of Amendment provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to the Class A Subordinate Voting Shares and to the Class B Shares, must be authorized by at least 3/4 of the votes cast at a meeting of the holders of Class A Subordinate Voting Shares or, as the case may be, of the holders of Class B Shares, duly held for that purpose.

Class C Shares

The Class C Shares may be issued from time to time in one or more series and our directors may determine by way of resolution the denomination, rights, privileges, conditions and restrictions attaching to each series. The Class C Shares of each series rank equally with the Class C Shares of any other series as to dividends and reimbursement of capital in the event of liquidation or dissolution of our Company, and rank before the Class A Subordinate Voting Shares and Class B Shares as to dividends and reimbursement of capital.

Voting rights

The Class C Shares, as a class, are not entitled to any voting rights, save those instances where class voting rights are provided for in our Articles of Amendment.

Liquidation

In the event of liquidation or dissolution of The Jean Coutu Group (PJC) Inc. or any other distribution of our assets among our shareholders for the purpose of the winding-up of our affairs, the holders of Class C Shares shall be entitled to receive the paid-up capital in respect of such shares, as well as any non-cumulative dividend declared and remaining unpaid at the time of distribution or, as the case may be, any cumulative dividend accumulated and remaining unpaid, whether declared or not, but will be entitled to no further participation in our assets.

Amendment

Our Articles of Amendment provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to Class C Shares, must be authorized by at least 3/4 of the votes cast at a meeting of the holders of the Class C Shares duly held for that purpose.

Senior Notes

The credit ratings of the Company’s debt securities as at the end of its most recently completed fiscal year were as follows:

	Standard & Poor’s Ratings Service (“S&P”)	Moody’s Investors Service (“Moody’s”)
Senior Unsecured Notes	B	B2
Senior Unsecured Subordinated Notes	B	B3

The credit ratings assigned to the Company’s senior unsecured notes have not changed since they were first assigned.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies described above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the debt. The foregoing ratings may be revised or withdrawn at any time by the rating agency if in its judgment circumstances warrant.

Standard & Poor’s Rating Services

An obligor rated ‘B’ (the 6th highest category out of 10) is vulnerable but currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments. The Company’s ratings reflect its very high lease-adjusted leverage resulting from the acquisition; its integration risk associated with the Eckerd stores; and the challenge to enhance their profitability, particularly in the front-end; and somewhat constrained liquidity. These factors are partially offset by management’s track record of successful drugstores integration in both the U.S. and Canada, the scale of the Eckerd acquisition, which allow the Company to become the fourth-largest drugstore chain operator in North America, and favorable long-term dynamics industry.

Moody’s Investors Service

According to Moody’s ratings, obligations rated B are considered speculative and are subject to high credit risk. The modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic-rating category. A “B” rating is the 6th highest category out of 10.

The B2 rating on the senior notes considers that this debt is guaranteed by the Company’s operating subsidiaries on a senior basis. This senior class of debt will be contractually subordinated to the bank loan. The B3 rating on the senior subordinated notes considers that this debt is also guaranteed by the Company’s operating subsidiaries on a senior subordinated basis. However, this subordinated class of debt will be contractually subordinated to significant amounts of more senior obligations. Constraining the ratings are the management challenges in tripling the Company’s size, the operational challenges at restoring Eckerd, and the weak post-transaction debt protection measures. The strong core business at the Jean Coutu and Brooks stores, the track record of successfully integrating several small acquisitions, and Moody’s belief that the Company will quickly achieve some of the projected post-merger synergies benefit the ratings.

ITEM 6.                Market for the negotiation of securities

Class A subordinate voting shares of The Jean Coutu Group are traded on the Toronto Stock Exchange under the PJC.SV.A symbol.

In order to clarify the nature of the securities traded on its exchange and to standardize their classification, the Toronto Stock Exchange has changed the symbols of the shares with non-conventional voting structures. In this context, the stock symbol of the Class A Subordinate Voting Shares of The Jean Coutu Group has been changed to include an additional two-character voting structure indicator “SV”. All other characteristics of the shares, including CUSIP numbers, remained unchanged.

Trading Prices and Volumes

The information below pertaining to prices is stated in Canadian dollars and per share.

Month	High	Low	Volume
June 2004	19.23	17.75	4,100,097
July 2004	18.80	16.98	11,463,226
August 2004	18.95	16.30	11,438,470
September 2004	17.69	15.98	10,023,838
October 2004	16.90	14.66	12,960,387
November 2004	17.98	16.00	9,459,746
December 2004	18.00	16.27	5,351,451
January 2005	17.69	15.90	10,050,824
February 2005	19.48	17.51	8,899,623
March 2005	21.39	18.22	8,484,736
April 2005	19.16	17.55	11,550,270
May 2005(1)	19.87	18.01	7,927,875
Total			111,710,543

(1)          For the period ended May 28, 2005

As part of its financing of the Eckerd acquisition, the Company has offered to qualified institutional buyers and others US$1.2 billion of senior notes consisting of (1) US$350.0 million of unsecured senior notes bearing interest at 7.625% and maturing on August 1, 2012, and US$850.0 million of unsecured senior subordinated notes bearing interest at 8.5% and maturing on August 1, 2014. For more information see “Material Contracts—Trust Indentures” on page 30.

ITEM 7.                Directors and officers

Directors

The names, principal occupations and places of residence of the Directors of The Jean Coutu Group, the number of Class A subordinate voting Shares and Class B Shares directly or indirectly owned by them as of July 26, 2005 as well as any information pertaining to bankruptcies and similar procedures are detailed on pages 7 to 10 of the Management Proxy Circular, and are incorporated herein by reference.

Officers

The names, places of residence, and principal occupations of the past five years of the Officers of The Jean Coutu Group and its subsidiaries appear in the following table. The information is accurate as of May 28, 2005.

Name, place of residence	Occupation(1)
THE JEAN COUTU GROUP (PJC) INC.
Jean Coutu	Chairman of the Board
Montreal, Quebec
François J. Coutu	President and Chief Executive Officer
Montreal, Quebec
Andre Belzile	Senior Vice President, Finance and Corporate
Drummondville, Quebec	Affairs

Michel Boucher	Chief Information Officer
Longueuil, Quebec
Denis Courcy	Vice President, Human Resources and Legal
Laval, Quebec	Affairs
Louis Coutu	Vice President, Commercial Policies
Montreal, Quebec
Alphonse Galluccio	Vice President, Internal Audit
Montreal, Quebec
Yvon Goyer	Vice President, Services and Promotions
Lachenaie, Quebec
Kim Lachapelle	Corporate Secretary
Montreal-West, Quebec
Alain Lafortune	Senior Vice President, Purchasing
St-Sauveur, Quebec	and Marketing
Richard Mayrand	Vice President, Pharmacy and Public Affairs
Montreal, Quebec
Johanne Meloche	Vice President, Cosmetics, Exclusive Brands
Laval, Quebec	and Beauty Programs
Normand Messier	Senior Vice President, Network Exploitation
Longueuil, Quebec
Jean-Pierre Normandin	Vice President, Distribution Centre
Varennes, Quebec
Marcel A. Raymond	Vice President, Control and Treasury
Lorraine, Quebec
THE JEAN COUTU GROUP (PJC) USA INC.
Michel Coutu	President and Chief Executive Officer
Providence, Rhode Island
Tim Burger	Group Vice President
Alison Park, Pennsylvania
Enzo Cerra	Group Vice President
Palm Harbor, Florida
Barbara Donellan	Vice President, Information Systems
Franklin, Massachusetts
Felise Feingold	Vice President and General Counsel
Boston, Massachusetts
Walter Gommermann	Vice President, Distribution
Wakefield, Rhode Island
C. Daniel Haron	Vice President, Pharmacy and
Warwick, Rhode Island	Professional Affairs

Robert Hureau	Vice President, Corporate Controller
East Greenwich, Massachusetts
Donald Kinney	Group Vice President
Franklin, Massachusetts
Daniel Miller	Vice President, Pharmacy Operations
Palm Harbor, Florida
David A. Morocco	Executive Vice President, Marketing
Newton, Massachusetts	and Logistics
Curt Neel	Senior Vice President, Distribution and
Belleair, Florida	Logistics
Howard Nobleman	Vice President, Acquisition and Real Estate
Saunderstown, Rhode Island	Logistics
Douglas Palmacci	Vice President, Advertising and Merchandising
Pembroke, Massachusetts
Allan Patrick	Group Vice President
Palm Harbor, Florida
Bud Pelkey	Vice President, Loss Prevention
Exeter, Florida
Robert Pouliot	Senior Vice President, Purchasing
North Kingstown, Rhode Island
Ernie Richardsen	Vice President Pharmacy Category Management
Pittsburgh, Pennsylvania
Kenneth Robinson	Vice President, Managed Care
Smithfield, Rhode Island
Anthony Sadler	Vice President, Operations Services
West Greenwich, Rhode Island
Peter Schmitz	Vice President, Real Estate
Newport, Rhode Island
Kenneth Spader	Vice President, Construction, Facilities,
Cumberland, Rhode Island	Engineering and Store Planning
William Z. Welsh Jr.	Executive Vice President and Chief Operating
East Greenwich, Rhode Island	Officer
Randy Wyrofsky	Executive Vice President and Chief Financial
North Providence, Rhode Island	Officer

(1)          For the past five years, all Officers of the Company and the American Subsidiary have occupied the positions given above or other management positions within the Company and/or Eckerd and affiliated companies, except for Andre Belzile who prior to May 10, 2004 acted as Vice President and Chief Finance Officer of Cascades Inc., Alphonse Galluccio who prior to August 26, 2002 was acting as Principal Director of Samson Bélair / Deloitte & Touche, Normand Messier, who left in 1995 to join Groupe Cadieux as a Vice President and joined the Company again in 2001, Kim Lachapelle who,

prior to joining the Company in August 2004, was Legal Counsel and Corporate Secretary of Pebercan Inc.,   Marcel A. Raymond, who, prior to joining the Company in November 2004, was acting as Vice President, Finances of Labatt Breweries Ltd., Robert Hureau who, prior to joining the Company, in September 2004, was the Corporate Controller of Ocean Spray Cranberries, Inc., Felise Feingold who, prior to January 2005, was an associate at McDermott Will and Emery and Douglas Palmacci who, prior to June 2005 occupied the following positions: Director of Advertising of Herald News from March 2001 to August 2003 and Vice President, Advertising of the Colibri Group from September 2003 to June 2004.

As of May 28, 2005, the Directors and Officers of the Company beneficially, as a group, owned, directly or indirectly, or exercised control over 4.02% of Class A subordinate voting Shares and 100% of Class B Shares.

ITEM 8.                Litigation

There are various legal proceedings and claims pending against us, most of which are with respect to Eckerd, that are common to our operations. While it is not feasible to predict or determine the ultimate outcome of these matters, it is the opinion of management that these suits will not result in monetary damages not covered by insurance that in the aggregate would be material and adverse to our business or operations.

We are covered by insurance policies that carry deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations if any, are excluded from coverage would have to be paid out of general corporate funds.

In connection with the Eckerd acquisition, J.C. Penney has agreed to indemnify us for, among other things, damages arising out of or relating to pre-closing noncompliance with the Eckerd five-year corporate integrity agreement with the Department of Health & Human Services—Office of the Inspector General, taxes and environmental liabilities relating to legal noncompliance during periods prior to the closing date, existing labor practices claims, any breach of any of its covenants under the stock purchase agreement for the Eckerd Acquisition and for any funding liabilities with respect to benefit plans maintained for TDI employees.

Also, J.C. Penney has agreed to indemnify us up to a maximum of $350.0 million against damages attributable to breaches of certain representations and warranties made by it in the stock purchase agreement, subject to negotiated deductible thresholds.

ITEM 9.                Interest of Informed Persons and Other Persons in Material Transactions

The interest of informed persons and other persons involved in material transactions are described on page 20 of the Management Proxy Circular dated July 26, 2005, and this information is incorporated herein by reference.

ITEM 10.         Trust Agent and Registrar

The transfer agent and registrar for the shares of the Company is National Bank Trust Company, 1100 University Street, Suite 900, Montreal, Quebec H3B 4L8. Registrar offices are located in Toronto, Calgary and Vancouver.

ITEM 11.         Material Contracts

Senior Secured Credit Facilities

In connection with the acquisition of Eckerd and as of July 30, 2004, the Company entered into senior secured credit agreements (“senior secured credit facilities”) with certain senior lenders.

Our senior secured credit facilities provide for senior secured financing of up to approximately US$1.7 billion, consisting of:

•       A US$350.0 million revolving credit facility maturing in July 2009. The revolving credit facility can be used as (1) a Canadian and U.S. swingline loan subfacilities and (2) a Canadian and U.S. letter of credit subfacilities, not exceeding US $180.0 million.

•       A US$250.0 million term loan A facility maturing in July 2009.

•       A US$1.1 billion term loan B facility maturing in July 2011.

All borrowings under our senior secured credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest and fees

The interest rates per annum applicable to revolving and term loans under our senior secured credit facilities are, at our option (1) in the case of U.S. dollar denominated loans, equal to either the U.S. base rate (defined as the higher of the prime rate and the federal funds rate plus 0.5%), or an adjusted eurodollar rate and (2) in the case of Canadian dollar denominated loans, equal to the Canadian prime rate (defined as the higher of the Canadian dollar reference rate and the Canadian dollar offered rate for bankers acceptances plus 1% per annum), in each case plus an applicable margin. The applicable margin for the term loan B facility for Eurodollar loans is 2.25% and the applicable margin for U.S. base rate loans is 1.25%. The applicable margin for the term loan A facility and the revolving facility for Eurodollar loans is 2.5% and for U.S. base rate loans and for Canadian prime rate loans is 1.5%.

Amortization of term loans

The term loan A facility is payable in quarterly installments, subject to certain exceptions in the first and last years of the facility, at a rate of 5% in our first fiscal year, 15% in our second fiscal year, 20% in our third fiscal year, 25% in our fourth fiscal year and 35% thereafter. The term loan B facility is payable at a rate of 1% per annum in equal quarterly installments during the first six years thereof, with the balance payable in equal quarterly installments during the seventh year thereof.

Prepayments

Subject to exceptions, our senior secured credit facilities require mandatory prepayments of the loans from issuances of equity, excess cash flows and issuances of debt and require us to make a mandatory offer to prepay the loans from asset dispositions and casualty proceeds, in such amounts as to be determined prior to the closing of the Eckerd Acquisition. Proceeds required to prepay the loans will be applied pro rata to the remaining scheduled amortization payments of the term loans, and then to any outstanding revolving loans (without permanent reduction of the corresponding commitments). Prior to the fifth anniversary of the closing, all mandatory prepayments (subject to certain exceptions resulting from asset sales and casualty proceeds) and scheduled repayments of the term loan B facility are limited in aggregate amount to 25% of the original principal amount of the term loan B facility (with a catch-up payment following the fifth anniversary of the closing date). Any prepayment that would exceed the limit described above is held in a collateral account pending disbursement to the lenders following the fifth anniversary of the closing. In addition, the term loan B lenders may elect to decline any mandatory prepayment, which will then be allocated first, to the term loan A facility and second, if and when the term loan A facility are paid in full, back to the term loan B facility. Voluntary prepayments of loans under our senior secured credit facilities and voluntary reductions of revolving loan commitments are permitted, in whole or in part, in minimum amounts as set forth in the credit agreement.

Collateral and guarantees

Our senior secured credit facilities are guaranteed by us and all of our current and future subsidiaries that can provide a full and unconditional guarantee, and are secured by a first priority security interest in substantially all of our and their existing and future assets, and a first priority pledge of the capital stock of the guarantor subsidiaries, as well as capital stock of and intercompany senior notes issued by our non-guarantor subsidiaries, if any, subject to certain exceptions agreed upon with our lenders and local law requirements.

Certain covenants and other matters

Our senior secured credit facilities require that we comply on a quarterly basis with certain financial covenants, including a maximum leverage ratio test and minimum fixed charge coverage ratio test. In addition, our senior secured credit facilities include negative covenants, subject to certain exceptions, that restrict or limit our ability and the ability of our subsidiaries to, among other things, incur, assume or permit to exist additional indebtedness or guaranty obligations, incur liens or agree to negative pledges in other agreements, engage in sale and leaseback transactions, make capital expenditures, make loans and investments, declare dividends, make payments or redeem or repurchase capital stock, engage in mergers, acquisitions and other business combinations, prepay, redeem or purchase certain indebtedness including the senior notes, amend or otherwise alter the terms of our organizational documents and our indebtedness including the senior notes, sell assets or engage in receivables securitization, form subsidiaries outside the United States and Canada, transact with affiliates, and alter the business that we conduct.

Our senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness and other material agreements, certain events of bankruptcy, U.S., Canadian or other employee benefit plans, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facilities to be in full force and effect and change of control. If such an event of default occurs, the lenders under our senior secured credit facilities are entitled to take various actions, including an increase in interest rates, the acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Trust Indentures

As part of its financing of the Eckerd acquisition, the Company has offered to qualified institutional buyers and others US$1.2 billion of senior notes (the “Senior Notes”) consisting of (1) US$350.0 million of unsecured senior notes bearing interest at 7.625% and maturing on August 1, 2012, and US$850.0 million of unsecured senior subordinated notes bearing interest at 8.5% and maturing on August 1, 2014. The unsecured senior notes bearing interest at 7.625% are governed by a Trust Indenture with The Bank of New York, as Trustee and the unsecured senior subordinated notes bearing interest at 8.5% are governed by a Trust Indenture with Well Fargo Bank N.A. as Trustee (collectively “the Indentures”). Both Indentures are dated July 30, 2004. The terms of the Senior Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended.

The Senior Notes are subordinated to the Company’s senior indebtedness. The Senior Notes are guaranteed by the parent company and each subsidiaries on a senior subordinated basis. Each guarantee is unsecured and subordinated to senior indebtedness of the guarantor.

The Indentures governing the senior notes contain covenants that, among other things, limit our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends on, redeem or repurchase our capital stock, make investments, engage in transactions with affiliates, create certain liens, sell assets, in the case of our subsidiaries, guarantee indebtedness, issue or sell subsidiary preferred stock, create restrictions on the ability of restricted subsidiaries to pay dividends, enter into sale and leaseback transactions, create unrestricted subsidiaries, and consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These covenants under each of the Indentures are subject to important exceptions and qualifications.

ITEM 12.         Name of experts

The consolidated financial statements of the Company for the year ended May 28, 2005 have been audited by Deloitte & Touche, L.L.P., independent registered chartered accountants.

In the context of the Eckerd acquisition, the services of KPMG L.L.P. independent registered chartered accountants have been used for the purpose of auditing the carve out special purpose financial statements of the acquired assets.

ITEM 13.         Audit Committee disclosure

Charter

1.                 Composition

1)              The Audit Committee shall consist of at least three (3) members and a maximum of seven (7) members.

2)              Each of the members of the Audit Committee shall be a director of the Company.

3)              Each member of the Audit Committee shall be independent.

4)              Each member of the Audit Committee shall be financially literate.

2.                 Election of members. The members, as well as the president of the Audit Committee, are elected by the Directors of the Company during the first meeting of the Board of Directors immediately following the general shareholders meeting of the Company.

3.                 Terms of mandate. The mandate of a member of the Audit Committee begins at the date of the meeting of the Board of Directors during which he is elected to this position and expires at the date of the first meeting of the Board of Directors during which his successor is duly elected or appointed, unless the member is replaced before the end of the term by resolution of the Board of Directors.

4.                 Death, incapacity or resignation of a member. In the event that the Board of Directors must fill a Audit Committee vacancy resulting from the death, the incapacity or the resignation of a member, the member of the Audit Committee appointed to fill the Audit Committee vacancy is dispensed from the application of paragraphs 3) and 4) of article 1 for a period ending at the latest of the two following dates:

a)               The next annual shareholders meeting of the Company, or

b)              six (6) months after the event leading to the vacancy.

The present article shall apply whenever the Board of Directors of the Company has reason to believe that this exemption could significantly reduce the capacity of the Audit Committee to act independently and to comply with other regulatory requirements.

5.                 Meeting of the Committee. The Audit Committee is required to meet at least four (4) times a year in the place, and at the date and time determined by the secretary after consultation with the president and the members of the Audit Committee. A member of the Audit Committee can request the holding of an extraordinary meeting at any time by sending the secretary a notice to this effect.

6.                 Invitation to attend. A notice with the time, date and object of any meeting of the Audit Committee shall be sent by any mode of transmission permitted by law or communicated by telephone to each member and to the auditors of the Company at least two (2) days before the date of the meeting.

7.                 Conference call. The members of the Audit Committee may participate to a meeting via means allowing all the said participants to communicate between themselves, more specifically by conference call.

8.                 Quorum. The quorum of the Audit Committee consists in the majority of members attending the meeting.

9.                 President. The meeting of the Audit Committee is presided by a member of the Audit Committee appointed by the Board of Directors and in his absence by a member chosen among the members then attending any given meeting.

10.          Procedure. Audit Committee meeting procedures are the same as those in effect during Board of Director meetings.

11.          Majority required. The questions debated during an Audit Committee meeting are decided by the majority of votes cast.

12.          Remuneration. The members of the Audit Committee receive in compensation for their services on the said committee the remuneration determined via a resolution of the Board of Directors of the Company.

13.          Powers. The Audit Committee has the following powers:

a)               to communicate directly with or to meet privately with any manager or employee of the Company, as well as its internal or external auditors;

b)              to hire independent attorneys or other counselors it deems necessary to exercise its functions;

c)               to determine and pay the fees of the counselors it employs.

14.          Mandate. The preparation and the presentation of the financial statements of the Company, their accuracy, as well as the efficiency of the internal audit are the responsibility of management. Management is also responsible for maintaining adequate internal control and procedures, as well as for the implementation of appropriate policies and standards regarding accounting and presentation of financial statements. The external auditors are responsible for the audit of annual financial statements in accordance to generally accepted accounting principles.

The Audit Committee is created to review on a continuous basis the pertinence and the efficiency of these activities and to assist the Board of Directors to oversee the accuracy of the financial statements of the Company, of the pertinence and the efficiency of internal controls, of the independence of external auditors, and of compliance by the Company to legal and regulatory requirements.

The Audit Committee must review its mandate each year.

The Audit Committee’s mandate extends to the Company, its divisions and subsidiaries and is described more particularly as follows:

14.1   Responsibilities in respect to financial disclosure and financial reports

•        Each quarter, the Audit Committee reviews the financial statements as well as the management discussion and analysis of the Company before its approval by the Board of Directors;

•        It ensures that the Company complies with regulatory standards relative to the preparation and the disclosure of financial statements and the management report.

•        It inquires about changes to accounting policies having a material impact on the presentation of financial statements.

•        It reviews and makes sure that all claims or lawsuits, which may have a material impact on the finances of the Company, are correctly recorded in the financial statements.

•        It ensures that the financial statements of the Company are accurate, reliable and honest.

•        It evaluates the decisions taken by management or by the auditors relative to the presentation of financial statements.

•        It reviews the press releases concerning the annual and quarterly releases of financial results of the Company before their approval by the Board of Directors.

14.2   Relationship with external auditors

•        The Audit Committee recommends to the Board of Directors the appointment of the external auditors as well as their fees, and reviews their employment perquisites, as well as other services they may be called upon to provide to the Company and the circumstances which may justify and warrant a change of external auditors, which report directly to this committee;

•        It oversees the work of the external auditor employed to deliver an audit report or render other audit, review or attestation services to the Company, including the resolution of disagreements between management and the external auditor concerning financial information;

•        It discusses and reviews the competence, independence and objectivity of the external auditors and of the partner of the external audit firm in charge of the mission with the Company, as well as the rotation of the partner in charge or of the other partners  involved on the engagement team;

•        It reviews the mandate and the external audit program, the letter of recommendation which follows the annual audit and the corresponding follow-ups, the major changes to accounting policies, the main value judgements at the basis of the financial statements and how they are drafted;

•        It preapproves all non-audit services that the external auditor of the Company or those of its subsidiaries must render to the Company or to its subsidiaries within the context of the Control Procedure Relative to the Employment of Auditors;

•        It may contact the external auditors directly at any time;

•        It meets management and the external auditors separately at least once a year and more often, as necessary.

•        It questions external auditors regarding their relationship with the management of the Company, as well as the difficulties encountered during their audit mandate, as the case may be.

14.3   Responsibilities concerning the internal audit

•        The Audit Committee meets the vice president, internal audit, as well as the management of the Company, to discuss the efficiency of internal controls  implemented by the Company, as well as the measures taken to rectify any major weakness or failure discovered;

•        It reviews the mandate and the internal audit programs, the resources granted to the function and the follow-ups made in accordance to the recommendations of the vice president, internal audit;

•        It reviews the statements of the vice president, internal audit concerning the efficiency of the internal controls of the Company with regard to the audit work performed;

14.4   Responsibilities concerning internal controls

•        The Audit Committee supervises the presentation by management of information concerning internal controls.

•        It requires that management implements appropriate internal and disclosure controls of financial information extracted or derived from the financial statements of the Company for the benefit of the public;

•        It reviews, evaluates and approves periodically such controls;

•        It verifies all investments and operations likely to impact negatively the sound financial situation of the Company when it is brought to its attention by the auditor(s) or an executive;

•        It oversees the implementation of procedures concerning the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

•        It oversees the implementation of procedures concerning the confidential, anonymous submission by employees of the issuer, including its divisions and subsidiaries, of concerns regarding questionable accounting or auditing matters.

14.5   Review of transactions between tied persons

The Audit Committee reviews management’s report on related-parties transactions during the year.

14.6   Responsibilities concerning oversight organizations

•        The Audit Committee reviews all important reports received from regulatory instances.

•        The Audit Committee reviews the evaluation and the statements of management relative to compliance to particular regulatory requirements, as well as to the plans of management aiming to remedy any failure discovered.

•        It ensures that the recommendations presented by regulatory bodies are implemented and then monitored.

Lastly, the Audit Committee reviews all other financial matters that it deems fit or that the Board of the Directors decides to bring forward to its attention.

15.          Report. The Audit Committee reports about its activities to the Board of Directors verbally during a meeting of the Board of Directors following an Audit Committee meeting and by submitting a meeting report at the next meeting of the Board of Directors.

Composition of the Audit Committee

The audit committee is presently formed of six independent directors, i.e. Mr. L. Denis Desautels, chairman of the committee and Mrs. Lise Bastarache, Mr. Marcel Dutil, Mrs. Claire Léger, Mr. Pierre Legault and Mr. Dennis Wood.

Relevant Education and Experience

The following section names each member of the audit committee as well as his relevant education and experience regarding the execution of his responsibilities as a member of the said committee.

L. Denis Desautels.   Mr. Desautels is executive-in-residence at the School of Management of the University of Ottawa. He has been a chartered accountant since 1966. He has practiced as a certified public accountant, auditor and one of the senior partners of the firm Ernst & Young LLP (formerly Clarkson Gordon) from 1964 to 1991. In 1991, Mr. Desautels was appointed Auditor General of Canada, position that he held till 2001. In this capacity, he was notably responsible for the auditing of financial statements of the Government of Canada, the governments of the Territories and several crown corporations. He is presently a member of audit committees of four listed companies and two non-profit organizations. He is the chair of three of these committees, which provides him with a first-hand opportunity to appreciate the role and the functioning of an audit committee.

Over the course of his career, Mr. Desautels has acquired competence in the audit of major public and private companies and by way of consequence, he is quite familiar with generally accepted accounting principles. He is able to understand financial statements of a complexity generally presenting accounting problems comparable to those that could be found in the financial statements of The Jean Coutu Group (PJC) Inc. In addition, his experience as external auditor during the last thirty-seven (37) years has allowed him to acquire a solid understanding of internal controls and of the process leading to the preparation of financial statements.

Lise Bastarache.   Mrs. Bastarache was, until January 2005, Regional Vice President, Private Banking Quebec for RBC Financial Group, where she has also served as Analyst in Commercial Markets and Deputy Chief Economist during the previous five years. Mrs. Bastarache holds a Bachelors degree and a Master’s degree in Economics from the University of Quebec in Montreal as well as the course requirements of a PhD in Economics from McGill University. As Analyst in Commercial Markets of RBC Royal Bank, Mrs. Bastarache has analyzed the financial statements of many large corporations that presented accounting problems generally comparable in scope and complexity to those found in the financial statements of The Jean Coutu Group (PJC) Inc.

In addition, as Vice President of RBC Private Banking, Mrs. Bastarache was ultimately responsible for the internal controls and of the preparation of the income statements of her division. Since January 2005, Mrs. Bastarache continues to act as member of various boards of directors and committees.

Marcel Dutil.   Mr. Dutil is Chairman of the board of directors and Chief Executive Officer of the Canam Group inc., company that he created in 1973 following the acquisition of Les Aciers Canam Inc. As Chairman of the board of directors and Chief Executive Officer of the Canam Group Inc. and as director of several public companies since 1974, such as Border Trust, National Bank of Canada, Transcontinental inc., Québec Téléphone and others, Mr. Dutil has acquired a good understanding of generally accepted accounting principles in Canada and has regularly been called upon to analyze and evaluate financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of The Jean Coutu Group  (PJC) Inc. He has acted as a member of several audit committees for some twenty years, as those of Québec Téléphone, Maax, and National Bank of Canada (for a period of one year).

Claire Léger.   Mrs. Léger is currently a member of the board of directors of the St-Hubert Group Inc. She holds a Bachelor’s degree in Commerce (1966) as well as a Master’s degree in business administration (1986). Her university degrees and her work experience as manager interested in the evolution of accounting standards, have allowed her to acquire a solid understanding of generally accepted accounting principles in Canada. Her career as manager and owner of St-Hubert Group Inc., has required that she analyze and evaluate financial statements of a complexity at least comparable to those of The Jean Coutu Group (PJC) Inc. She has acquired a thorough understanding of internal controls and of the process leading to the drawing up of financial statements, as well as to the role and functioning of audit committees such as those of Quebecor Inc., St-Hubert Group Inc. and The Jean Coutu Group (PJC) Inc.

Pierre Legault.   Mr. Legault is currently President and Chief Executive Officer of the Dermatology division of Sanofi-Aventis. Before occupying this position, Mr. Legault was Chief Financial Officer of Marion Messel Dow (Canada), of Hoescht Marion Roussel (Canada and in the United States), of Aventis (Europe with worldwide responsibilities) and of Sanofi-Aventis (North America). In addition, Mr. Legault acted as external auditor for the firm PriceWaterhouseCoopers and internal auditor for Sidbec Dosco and Domtar. He was also division controller for Domtar. He is a chartered accountant who earned a bachelor’s degree at Les Hautes Études Commerciales (HEC MONTRÉAL) and a MBA at McGill University.

Within the context of the different responsibilities described above, Mr. Legault gained a good understanding of the generally recognized accounting principles in Canada and in the United States. His responsibilities required that he regularly analyze and evaluate the financial statements of a breadth and complexity at least comparable to those of The Jean Coutu Group (PJC) Inc. Mr. Legault also acquired a thorough understanding of internal controls and procedures for financial reporting within the context of his university training (CA, BAA and MBA), his functions at PriceWaterhouseCoopers and his responsibilities as chief financial officer at Sanofi Aventis. In addition, he was in charge of the compliance project of Sanofi-Aventis relative to the compliance to requirements of the Sarbanes-Oxley Act.

Dennis Wood.   Mr. Wood is currently President and Chairman of Les Placements Dennis Wood Inc., a company constituted in 1973 to support his different entrepreneurial ventures. Through this company, Mr. Wood, since 1973, has been actively involved in the acquisition, the sale and the exchange of some seventy-five different companies, ranging in value from a few million and few billion dollars.

As President and Chief Executive Officer at C-MAC Industries Inc. and through his active involvement in the financial management of this company, Mr. Wood has acquired a deep understanding of the generally accepted accounting principles in Canada, the United States and Europe, as well as a good understanding of internal controls and a good understanding of the process surrounding the preparation of financial statements. Following the sale of C-MAC Industries Inc. to Solectron Corporation, Mr. Wood was asked to sit on the audit committee of the latter company, position that he occupied from 2001 to 2004.

Mr. Wood’s many years of experience as a businessman, board member and audit committee member (the like of Les industries C-MAC Inc. et MAAX Inc.) have exposed him to financial statements of a complexity at least comparable to those of The Jean Coutu Group (PJC) Inc.

For 25 years, Mr. Wood sat on different Canadian and American audit committees, e.g. those of Les Industries C-MAC Inc., National Bank Trust Inc., the Montreal Metropolitan Symphony Orchestra and Solectron Corporation, in which capacity he was able to appreciate the role and the functioning of an audit committee. Over the years, he was also a member of the board of directors of Transat A.T. Inc., Victhom Human Bionics Inc., Groupe Bocenor Inc., Evolved Digital Systems Inc. National Bank of Canada, National Bank Trust, Sherbrooke Trust Company and MAAX Inc.

Policies regarding services rendered by auditors

The audit committee has adopted a policy concerning the scope of the services rendered by the external auditors, which policy is in force since the 1st quarter of fiscal 2005. The policy requires the Audit Committee to pre-approve all audit and non audit services, subject to the de minimis exception. This policy forbids the Company from engaging auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuary services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services not associated to the audit function. The policy allows, in particular circumstances, the Company to engage the services of auditors to provide non-audit services, other than the prohibited services, only when the audit committee specifically approves these services.

All audit and non-audit services provided by the Company’s independent auditors for the fiscal year ended May 28, 2005 were pre-approved by the Company’s Audit Committee.

A copy of the policy concerning the scope of the services rendered by external auditors may be obtained free of charge upon request to the Corporate Secretary of the Company, at the head office of the Company located at 530 rue Bériault, Longueuil, Québec, J4G 1S8.

Remuneration of auditors

The following table presents by category the fees billed by the external auditors of the firm Deloitte & Touche L.L.P. for the fiscal year ended May 28, 2005 and May 31, 2004.

Category of fees	2005	2004
	Can $	Can $
Audit fees	4,700,939	697,221
Audit-Related Fees	338,076	8,000
Tax Fees	1,986,270	157,020
Other fees	1,340,940	127,165
Total	8,366,225	989,406

“Audit Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for the audit of annual consolidated financial statements and other audits and regulatory filings.

“Audit-Related Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”, notably the audit of the retirement plan, the consultation relative to the accounting and financial disclosure standards.

“Tax Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for professional services rendered for tax compliance, tax advice as well as consultation and tax planning services in view of the preparation of income tax returns of the Company, of capital and sales taxes.

“All Other Fees” include the aggregate fees billed by Deloitte & Touche L.L.P. for all other services other than those presented in the categories of Audit fees, Audit-related fees and tax fees, notably the consultation services related to the due diligence process for the purpose of acquisitions.

ITEM 14.         Additional Information

Further financial and corporate information is available on Internet at www.sedar.com or www.jeancoutu.com.

In addition, the Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a)          when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities :

                                                                      i.  one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

                                                                  ii.  one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

                                                              iii.  one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

                                                                iv.  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under I to III above; or at any other time, one copy of any of may require the payment of a reasonable the documents referred to in I, II and III above, provided that the Company.

(b)         at any other time, one copy of any documents referred to in i, ii and iii above, provided the Company may require the payment of a reasonable fee if the per son requiring the information is not a securities’ holder of the Company.

Additional information, including officers’ and directors’ remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the Management Proxy Circular dated August 2, 2005, which was prepared for the 2005 Annual Meeting of Shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended May 28, 2005 as well as Management’s Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com.

The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, located at 530, Bériault Street, Longueuil, Quebec, J4G 1S8.